Exhibit 12.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in thousands)
Twelve Months Ended September 30,	2005	2004	2003	2002	2001

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3702	0.3834	0.3742	0.4407	0.4050
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6298	0.6166	0.6258	0.5593	0.5950
Pre-Tax Preferred Stock Dividends	$2,096	$2,141	$2,109	$2,360	$2,218

FIXED CHARGES:
Interest Expense	$42,169	$43,109	$44,989	$44,917	$49,838
Amortization of Debt Premium, Discount and Expense	821	426	855	391	260
Interest Component of Rentals	1,564	1,256	594	12	12

Total Fixed Charges	44,554	44,791	46,438	45,320	50,110
Pre-Tax Preferred Stock Dividends	2,096	2,141	2,109	2,360	2,218

Total Fixed Charges and Preferred Stock Dividends	$46,650	$46,932	$48,547	$47,680	$52,328

EARNINGS:
Net Income before Dividends on Preferred Stock	$104,813	$97,957	$113,662	$40,441	$83,765
Add:
Income Taxes Applicable to Utility Operating Income	49,182	58,463	68,633	28,702	59,009
Income Taxes Applicable to Non- Utility Operating Income and Other Income (Expenses)—Net	12,436	2,439	(665)	3,175	(1,993)
Total Fixed Charges	44,554	44,791	46,438	45,320	50,110

Total Earnings	$210,985	$203,650	$228,068	$117,638	$190,891

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.5	4.3	4.7	2.5	3.6